

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

Mail Stop 3561

March 22, 2017

Via E-mail
Dale W. Boyles
Chief Financial Officer
Warrior Met Coal, LLC
16243 Highway 216
Brookwood, AL 35444

> **Re: Warrior Met Coal, LLC**
> **Registration Statement on Form S-1**
> **Filed March 7, 2017**
> **File No. 333-216499**

Dear Mr. Boyles:

We have reviewed your registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

General

1.   We note that the Apollo Funds and the KKR Funds will beneficially own 30.5% and 12.3% of your equity interests prior to the offering. Additionally on page 132 you disclose that affiliates of Apollo and KKR will be acting as underwriters. Please tell us whether Apollo Global Securities and KKR, will be making a market in the securities. If so, amend the registration statement to register the market-making activities of Apollo and KKR, including the footnote to the fee table and alternate pages for the market-making prospectus.

Our Competitive Strengths

Strong leverage to met coal prices…, page 4

2.   You disclose that your variable operating cost profile allows your cash cost of sales to move with changes in the price you realize for your coal. Please expand your disclosure to quantify the significant estimates and assumptions used to determine the illustrative cash cost of sales included in the illustrative run rate cash cost of sales table.

3.   You disclose on page 75 that your target cash cost of sales per metric ton range from $109 to $118 in the first quarter of 2017 and of $98 to $106 per metric ton for the full year 2017. Please reconcile this statement to the illustrative run rate cash cost of sales included on page 4. In this regard, the high-end of your illustrative cash cost of sales on page 4 is $104, which is lower than your targeted cash cost of sales in the first quarter of 2017.

Met Coal Industry Overview, page 6

4.   We note your response to comment 5 and revised disclosure that indicates the spot market price dropped below $200 per metric ton. Please clarify the current spot market price. For example, we note your risk factor on page 18 discloses that the March 1, 2017 spot market price was $161.60

Management's Discussion and Analysis of Financial Condition and Results of Operations

Pro Forma Year Ended December 31, 2016 Compared . . ., page 69

5.   We note your response to comment 10 and reissue the comment. Please revise to quantify the approximate proportion attributed to each reason for the significant decrease in your average cost of sales.

Selected 2017 Targeted Operating Metrics, page 75

6.   We note you have included targeted cash costs of sales per metric ton for the first quarter of 2017 and for the full year 2017. Please tell us why you have not provided a quantitative reconciliation for your forward-looking non-GAAP measure. See Question 102.10 of the updated Non-GAAP Compliance and Disclosure Interpretations issued on May 17, 2016.

7.   We note the statement that "these selected operating metrics represent our targets and are not projections or forecasts." Please clarify what you mean by target and how you considered the guidance of Item 10(b) of Regulation S-K.

Estimated Recoverable Coal Reserves, page 99

8.	We note your response to comment 16. The pro forma cost statements provided for operating mines No. 4 and No. 7 estimate costs at the mine site, but do not include an estimate of transportation costs, e.g. to FOB, Mobile to correspond to your HCC reserve pricing. Please provide an estimate of these transportation costs supplementally and include them in your pro forma statements for your No. 4 and No. 7 mines along with a life of mine production schedule.

9.	We note your response to comment 16. The Norwest study did not include life of mine production schedule or a cash flow analysis. Please provide estimates of your capital costs, operating costs, life of mine production schedule, along with a discounted cash flow analysis of your Blue/Yellow Creek project demonstrating your project economics, or remove these reserves from your filing.

10.	We note your response to comment 16 where you provided partial information regarding the reserve estimates for your Carter/Swann's Crossing, Panther No. 3, Beltona East, Carter P-3986, Howton, Kimberly, Morris, Searles, and Sloan Mountain properties. Please provide the associated acreage, thickness and other tabulations associated with your reserve tonnages, listing your reserve tonnages and all pertinent calculation factors. We also note your statement that final feasibility cost estimates are not necessary for producing properties. As all reserves need to demonstrate economic viability before they may be disclosed, please provide cost estimates for your producing properties.

11.	We note your response to comment 16. Please tell us if you performed a discounted cash flow analysis of your life of mine plans supporting the economics of your mineral reserves. If so, please forward to our engineer as supplemental information and not as part of your filing the discounted cash flow analysis for each of your mineral properties with mineral reserves. You may ask to have this information returned by making a written request at the time it is furnished, as provided in Rule 418(b) of Regulation C.

12.	We note your response to comment 17. Registrants generally use a historical three-year average when assessing mineral reserves under Industry Guide 7. Please tell us if your mineral reserves are economic using the historical three-year average Hard Coking Coal (HCC) price and include a statement to this effect in your registration statement.

13.	We note your response to comment 17. We generally note that final feasibility studies have an accuracy of plus or minus 15 percent prior to the declaration of mineral reserves. Please confirm the accuracy level of your reserve studies and include a statement to this effect in your registration statement.

Index to Financial Statements

Unaudited Pro Forma Condensed Combined Statements of Operations, page F-4

14.   Please tell us your basis for presenting two years of pro forma income statement information or revise to only present this pro forma information for the latest fiscal year. Refer to Rule 11-02(c)(2) of Regulation S-X.

Note 3. Acquisition of the Predecessor, page F-26

15.   We note your response to comment 23. You disclose that mineral interest and property, plant and equipment were recorded at fair values based on management's estimates and assumptions including variations of the income approach, the cost approach and the market approach. Please revise your disclosure to more precisely describe the valuation technique used and, if a combination of techniques was used, how they were weighted. In addition, disclose the significant assumptions and estimates made and quantitative information about the significant unobservable inputs used.

Note 8. Income Taxes, page F-29

16.   Please expand your disclosure to provide the unrecognized tax benefit related disclosures in accordance with ASC 740-10-50-15 and 15A.

        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

        Refer to Rules 460 and 461 regarding requests for acceleration. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

Dale W. Boyles
Warrior Met Coal, LLC
March 22, 2017
Page 5

You may contact Myra Moosariparambil at (202) 551-3796 or Joel Parker at (202) 551-3651 if you have questions regarding comments on the financial statements and related matters. Please contact George Schuler at (202) 551-3718 if you have questions regarding comments on the engineering related matters. Please contact Jonathan Burr at (202) 551-5833 or Pamela Howell at (202) 551-3357 with any other questions.

Sincerely,

/s/ Pamela Howell
for

John Reynolds
Assistant Director
Office of Beverages, Apparel, and
Mining

cc: Rosa A. Testani
      Akin Gump Strauss Hauer & Feld LLP